

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Rocio Corral
Chief Executive Officer and President
General Cleaning and Maintenance
412 Martha St.
Las Vegas, NV 89110

> **Re: General Cleaning and Maintenance**
> **Registration Statement on Form S-1**
> **Filed March 31, 2011**
> **File No. 333-173222**

Dear Ms. Corral:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please refer to Rule 419 of Regulation C, which includes a definition of "blank check company." Please note that the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992). We note that, as of December 31, 2010, you had no assets except cash of $13,800 and prepaid expenses of $7,500. Also, we note that you have no contracts associated with your proposed business. As such, it is uncertain from your disclosure whether the company will be able to implement a business plan based in your current financial condition.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419. Alternatively, provide us with a detailed explanation as to why Rule 419 does not apply to this offering and revise your disclosure to demonstrate your status as a non-blank check company with a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

2. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

3. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Fee Table

4. We note footnote (2) stating the selling shareholders' shares will sell at $0.01 per share until your shares are quoted on the OTC-BB and footnote (3) stating that the price at which the shares held by the selling security holders will be sold is unknown. Please revise to reconcile your disclosure and clarify that the selling shareholders' shares will sell at $0.01 per share until your shares are quoted on the OTC-BB.

Prospectus Cover Page

5. Please revise the cover page to reference the applicability of the penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

6. We note the discussion regarding your escrow account. Please revise this section to clarify that investors do not have the right to withdraw escrowed funds.

The Offering, page 5

7. We note your disclosure on your prospectus cover page that your offering will close on September 30, 2011 unless you terminate it earlier. Please expand this section to briefly describe the conditions under which may result in early termination of your offering.

Risk Factors

8. We note your disclosure on page 24 that you anticipate that a market maker will apply to have your shares traded on the over-the-counter bulletin board at some point in the future. Please consider adding a risk factor explaining that you may have difficulty in meeting the qualifications for trading securities on the OTC- Bulletin Board and in finding a market maker willing to list quotations for your shares or sponsor the company listing.

 "We may not be able to attain profitability without additional funding, which may be unavailable," page 8

9.   We note your disclosure within this risk factor that if you raise no money in this offering, you will still be able to operate your cleaning business. Please note that it is inappropriate to include such mitigating information within your risk factors. Please revise your risk factors here and throughout this section to remove mitigating information.

 "We may be liable for the services we plan to provide," page 9

10.   The risk discussed here applies to companies in and outside of your industry. As such, it appears to be both overly broad and generic. Please revise to clarify how this risk is specific to you or revise to remove the risk factor.

 "A decline in commercial office building occupancy and rental rates could affect our revenues and profitability," page 11

11.   From this risk factor, it is not clear how a decline in commercial office building rental rates would affect your revenue or profitability. Please expand your risk factor to clarify how a decline in rental rates is a material risk to your business.

Use of Proceeds, page 19

12.   Given your no minimum offering, please expand your use of proceeds section to discuss how the proceeds of this offering will be used based on different levels of offering success. For instance, a table disclosing the use of proceeds based on 10%, 25%, 50%, 75%, and 100% of the amounts raised after the closing of this offering would be useful to investors' understanding of this section.

13.   We note your disclosure on page II-1 that you estimate that you will have $700 in transfer agent fees and $296 in printing fees whereas on page 19 you estimate $500 in transfer agent fees and $200 for copying. Please revise for consistency or advise if you will use other sources of funding for transfer agent and copying expenses.

14.   We note your disclosure on page 13 that you have reserved the right to use the funds obtained from this offering for purposes not presently contemplated. Since you consider this to be a material risk, please expand your use of proceeds section to state that management may use the proceeds of the offering for other purposes and describe the situations in which such steps may be taken.

15.   We note that you have total current liabilities of $3,000. Please clarify whether any of your proceeds will be used to extinguish this debt.

Plan of Distribution, page 22

16.   We note that certificates for the shares purchased will be issued when the subscription is accepted and "good funds" are received. Please describe what you mean by "good funds" and indicate who will make the determination that good funds have been received.

17.   We note your disclosure on page 24 referencing the estimated expenses of issuance and distribution set forth below. However, we are unable to locate the disclosure on this page regarding these expenses. Please revise to provide the estimated expenses or include a cross-reference to the applicable disclosure.

Description of Business, page 32

18.   We note that you do not have any employees other than your officer. Please revise to discuss how you will carry out your business operations, including the supply of your services, in light of your staffing situation. Also, please revise to discuss how the experience of your sole officer is adequate to provide the services you reference in this section.

19.   We note you are a start-up company focused on providing a wide range of janitorial and cleaning services for clients, primarily in Las Vegas, Nevada. We also note your reference to data provided by the Building Owners and Managers Association. Please revise to clarify, if true, that this data does not relate to Las Vegas specifically and describe the general impact of the recession on the Las Vegas economy and how the lack of economic recovery in Las Vegas may impact your business. Please provide risk factor disclosure, as applicable.

Management's Discussion and Analysis or Plan of Operation, page 35

20.   Given your auditor's going concern opinion, please expand the disclosure in your Liquidity and Capital Resources section on page 37 to be more specific concerning the sources of your liquidity for the next 12 months. For example, if you plan to issue additional equity, you should disclose your plans to do so. If you plan to incur debt obligations, you should disclose your efforts to date in obtaining such financings.

21.   Please provide more specific details about the company's plan of operations for the next twelve months including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Directors, Executive Officers, Promoters and Control Persons, page 42

22.   Please clarify which specific experience, qualifications, attributes and skills led to the conclusion that Ms. Corral should serve as director for the registrant. See Item 401(e) of Regulation S-K.

23.   It appears you have omitted the information required by Item 407(a) of Regulation S-K. Please revise to include this information.

24.   We note that you have not established a separately designated audit, nominating or compensation committee. Please disclose any plans you have to form these separately designated committees, or in the alternative, state that you have no such plans.

Certain Relationships and Related Party Transactions, page 46

25.   Please identify Ms. Corral as your promoter within this section or advise. To the extent there are other promoters, please disclose as such. Please refer to Item 404(c) of Regulation S-K.

Part II. Information Not Required In Prospectus

Recent Sales of Unregistered Securities, page II-3

26.   Please provide additional details of how your disclosed purchases and sales meet the applicable exemption pursuant to Section 4(2) of the Securities Act. For example if your shares were sold pursuant to the safe harbor in Rule 506 of Regulation D, you should disclose when you commenced your various offerings and how many investors were deemed "accredited investors" as that term is defined in Rule 501(a) of Regulation D. Discuss how investors were solicited, considering you only have one person serving as your officer and director. See Items 701(a) and (d) of Regulation S-K.

Exhibits

Exhibit 5.1

27.   We note the statement that "[t]he issue and sale of the Company Shares to be sold pursuant to the terms of the Registration Statement…" Please have counsel revise the opinion so that it clearly applies to all shares being offered pursuant to your registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3648 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Thomas C. Cook
        Law Offices of Thomas C. Cook, LTD
        Via facsimile: (702) 221-1963